Exhibit 99.1

ALITHYA ACQUIRES VITALYST, ADDING CHANGE ENABLEMENT AND

SUBSCRIPTION-BASED ADAPTIVE LEARNING TO ITS STRATEGIC OFFERING

And strengthening its digital adoption and change management practice

MONTREAL, Canada, February 1, 2022 — Alithya Group inc. (TSX:ALYA) (NASDAQ:ALYA) (“Alithya”) is pleased to announce that it has completed the acquisition of US-based Vitalyst, LLC (“Vitalyst”) for a purchase price of up to US$50.2 million (C$64.1 million). Vitalyst is an award-winning Microsoft Gold Partner providing best-in-class employee experience and transformative change enablement via the on-demand, subscription-based Adaptive LearningTM proprietary platform.

Vitalyst accompanies Fortune 1000 companies in the adoption of cloud-based, Microsoft business applications. Its more than 165 professionals currently support over 350 business applications for over 400 clients that operate in more than 20 countries. Its services are offered in over 10 languages and drive usage and awareness of Microsoft applications, allowing organizations to achieve the maximum return on their investment by enhancing user proficiency and productivity. The North American Learning and Development industry was over US$50 billion in 2020 and has continued to grow rapidly. The unprecedented increase in the demand for teleworking and the shortage of qualified talent is accelerating the need for employers to provide their employees with the most efficient and agile way to access virtual business application experts and tools in order to accelerate the adoption of new cloud technologies.

Paul Raymond, President and Chief Executive Officer, Alithya:

“I am proud to welcome Vitalyst to the Alithya community. In Vitalyst, we found a highly skilled team with a culture and vision in strong alignment with Alithya’s values and corporate objectives. Vitalyst’s blue-chip customer base, and its virtual Adaptive LearningTM platform, provide strong bases for continued success in the years to come. The impressive roster of Fortune 1000 clients that Vitalyst has supported, many for more than 25 years, and its status as a Microsoft Partner-of-the-Year recipient, are a testament to the quality of its offering. In a world of growing reliance on digital technologies and a shortage of qualified personnel, the capacity to accelerate the development of the existing and future workforce will be one of many strategic differentiators for Alithya and its clients.”

Russell Smith, President, Alithya US:

“Vitalyst is a great addition to Alithya, and I look forward to working with Barry and the Vitalyst team. The Vitalyst experts will be able to accelerate growth by tapping into our other global clients and, conversely, add to our offerings for a variety of the business applications we support. Their employee experience and transformative change enablement expertise via an on-demand, subscription-based Adaptive LearningTM proprietary platform will now enable us to continue serving our clients, post implementation, in order to help them accelerate the adoption and impact of their digital transformation investments. The Adaptive LearningTM platform is highly complementary to our Microsoft and change management practices, helping clients to get the most out of the technologies they implement and increase the productivity of their people.”

Barry O’Donnell, Vitalyst:

“I am very excited for Vitalyst to be joining Alithya, a growing world-class organization that also enjoys a highly-valued Microsoft partnership. This represents an opportunity for our existing clients to benefit from Alithya’s Microsoft expertise while enabling Alithya customers to leverage our Adaptive LearningTM platform to accelerate their digital transformation. This transaction also represents incredible career opportunities for our people as they join one of the fastest growing digital transformation leaders.”

For the twelve-month period ended December 31, 2021, Vitalyst’s preliminary results were revenues of US$26.4 million (C$33.7 million) and Adjusted EBITDA(1) of US$10.1 million (C$12.9 million), before any potential cost synergies.

(1) Non-IFRS financial measure. Please refer to the “Non-IFRS Measures” section at the end of this press release.

Strategic Rationale

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Enables Alithya to strategically enter the enterprise learning market through the acquisition of an award-winning Microsoft Gold Partner with a 25+ year Microsoft relationship while strengthening its digital adoption and change management practice.

•	Allows Alithya to capitalize on the shift to remote and hybrid work via Vitalyst’s proprietary Adaptive LearningTM platform.

•	Vitalyst has established relationships with 25%+ of Fortune 1000 companies spanning a broad spectrum of industries.

•	Enhances Alithya’s revenue mix with a new high-margin subscription-based, recurring, revenue stream.

•	Vitalyst presents promising organic growth prospects and strong cross-selling potential with Alithya’s current offering and client base.

Financial Highlights

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Acquisition of Vitalyst for an upfront purchase price of US$49.2 million (C$62.8 million), including estimated IFRS 16 lease liabilities of US$3.2 million. The agreement also includes a potential US$1 million earn-out payable after twelve months, subject to the achievement of a profitability increase target.

•	Over C$425 million in pro forma revenues(2), and pro forma Adjusted EBITDA(1)(2) estimated in the low C$30 millions for the twelve-month period ended September 30, 2021.

•	Transaction immediately accretive, Vitalyst to represent close to 40% of Alithya’s combined pro forma Adjusted EBITDA(1)(2) for the twelve-month period ended September 31, 2021.

(1) Non-IFRS financial measure. Please refer to the “Non-IFRS Measures” section at the end of this press release.

(2) Pro forma calculations also include R3D Conseil Inc. prior to the date of acquisition by Alithya.

Acquisition Financing

The purchase price and related transaction costs were funded through a combination of a C$25 million private placement of Class A subordinate voting shares, a C$7.5 million subordinated unsecured loan and availability under Alithya’s newly upsized C$125 million revolving credit facility, with details as follows:

•

Private Placement of Class A Subordinate Voting Shares: Alithya issued on the date hereof 6,514,658 Class A subordinate voting shares to Gestion MTRHP Inc., a corporation beneficially owned by Pierre Karl Péladeau, and 1,628,664 Class A subordinate voting shares to Investissement Québec, in both cases at an issue price of C$3.07 per share, for aggregate gross proceeds to Alithya of C$25 million.

•

Subordinated Unsecured Loan: Alithya has increased its existing subordinated unsecured loan with Investissement Québec by C$7.5 million, resulting in a total outstanding subordinated unsecured loan of C$17.5 million.

•

Revolving Credit Facility: Alithya has entered into a newly upsized C$125 million revolving credit facility from a lending syndicate led by the Bank of Nova Scotia and including Desjardins Capital Markets and Bank of Montréal. Drawing under this new facility will fund the balance of the purchase price.

Taking into consideration the acquisition, the pro forma total net debt (including IFRS 16 lease liabilities) to last-twelve-month pro forma Adjusted EBITDA(1)(2), as at September 30, 2021, stands at below 3.5 times, with some subsequent deleveraging expected considering Vitalyst’s historical profitability.

Following the closing of the transaction, entities controlled by Pierre Karl Péladeau (through Gestion MTRHP Inc. and through a subsidiary of Québecor Inc.) will hold approximately 17.9% of Alithya’s total issued and outstanding shares and 10.4% of the voting rights attached to Alithya’s issued and outstanding shares, and Investissement Québec will hold approximately 9.7% of Alithya’s total issued and outstanding shares and 5.7% of the voting rights attached to Alithya’s issued and outstanding shares.

Given that Gestion MTRHP Inc. is an entity controlled by Pierre Karl Péladeau and that Mr. Péladeau is a director of Alithya, the private placement to Gestion MTRHP Inc. is a “related party transaction” for the purposes of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Alithya relied on the exemptions from the valuation and minority approval requirements contained in paragraphs 5.5(a) and 5.7(a) of MI 61-101. Mr. Péladeau did not participate in the deliberations of the board of directors of Alithya relating to the private placement, and he abstained from voting on such matter.

(1) Non-IFRS financial measure. Please refer to the “Non-IFRS Measures” section at the end of this press release.

(2) Pro forma calculations also include R3D Conseil Inc. prior to the date of acquisition by Alithya.

Financial Advisors

Scotiabank acted as sole financial advisor on the acquisition for Alithya and as agent on the equity private placement. G2 Capital Advisors served as the exclusive sell-side advisor to Vitalyst.

Conference Call Information

Alithya will hold a conference call and live webcast to discuss the transaction on Tuesday, February 1, 2022, at 9:00 a.m. Eastern time. The call is for financial analysts and investors. Participants can hear the conference call by dialing (888) 440-2069, passcode 3403543. The webcast is accessible at https://www.icastpro.ca/d2iupf.

About Alithya

Alithya is a North American leader in strategy and digital transformation, employing a dedicated and highly skilled workforce of 3,600 professionals in Canada, the United States, and Europe. Since its founding in 1992, Alithya’s capacity, size, and capabilities have continuously evolved, guided by a long-term strategic vision to become the trusted advisor of its clients. The company’s integrated offer is based on four pillars of expertise: business strategies, enterprise cloud solutions, application services, and data and analytics. Alithya deploys leading-edge solutions, services, and skills as one of the most prominent consulting firms, driving successful digital change as a trusted advisor to customers in a variety of sectors, including financial services, manufacturing, renewable energy, telecommunications, transport and logistics, professional services, healthcare, government, and beyond.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans, or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to the possible failure to realize anticipated benefits of the transaction, including potential synergies, the integration of Vitalyst’s business, the loss of certain key personnel and clients of Vitalyst, potential undisclosed costs or liabilities associated with the transaction and other risks and uncertainties discussed in the section titled “Risks and Uncertainties” of Alithya’s Management’s Discussion and Analysis for the quarter ended September 30, 2021 and Management’s Discussion and Analysis for the year ended March 31, 2021, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.

Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

Non-IFRS Measures

This press release includes certain measures which have not been prepared in accordance with IFRS. Adjusted EBITDA is a non-IFRS measure. This measure does not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. This measure should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Please refer to the Management’s Discussion and Analysis for the quarter ended September 30, 2021 for a description of such measure, a reconciliation to the most directly comparable IFRS financial measure and calculated amounts.

For further information:

Rachel Andrews

Vice President, Communications and Marketing, Alithya

514-451-5131

rachel.andrews@alithya.com

Benjamin Cerantola

Director, Communications, Alithya

514-285-5552, ext. 6480

benjamin.cerantola@alithya.com